CONSENT OF QUALIFIED PERSON
FILED BY SEDAR

May 26, 2008

Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Autorité des marchés financiers

Dear Sirs/Mesdames:

RE: Metallica Resources Inc. (the "Company")

Pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects, this letter is being filed as the consent of Geoffrey Challiner, MIMMM, B.Sc. (Eng), C.Eng., Independent Mining Engineer, to:

(a) the public filing of the "Readdressed Technical Report Peak Mine, New South Wales, Australia" effective date March 30, 2007 and amended February 25, 2008 and readdressed May 26, 2008 to Peak Gold Ltd., the Company and New Gold Inc. (the "Report"); and

(b) extracts from, or a summary of sections 2, 3, 4, 5, 6, 15, 17.9 to 17.11, 18, 19.1, 19.3, 19.4, 19.5 and 19.7 and the respective portions of sections 1, 19.8 and 20 to 22 in the Report in Peak Gold Ltd.'s annual information form (the "AIF") dated December 18, 2007 as revised February 25, 2008, which is incorporated by reference in the management information circular of the Company dated May 16, 2008 ("Circular"), which is being provided to shareholders of the Company, and which Circular includes a joint disclosure booklet of Peak Gold Ltd., the Company and New Gold Inc.

I hereby confirm that I have read the Circular and the AIF, and except to the extent that information in the AIF is amended or superseded in the Circular, it fairly and accurately represents the information in sections 2, 3, 4, 5, 6, 15, 17.9 to 17.11, 18, 19.1, 19.3, 19.4, 19.5 and 19.7 and the respective portions of sections 1, 19.8 and 20 to 22 in the Report that supports the disclosure.

Sincerely,

/s/Geoffrey Challiner
Geoffrey Challiner, MIMMM, B.Sc.(Eng), C.Eng.
Independent Mining Engineer